

January 7, 2014

Via E-mail
Eric Mitchell
President and Principal Executive Officer
Writers' Group Film Corp.
8200 Wilshire Blvd. #200
Beverly Hills, CA 90211

> **Re:**   **Writers' Group Film Corp.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192887**

Dear Mr. Mitchell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the size of the equity line financing transaction, we note that you may need to file subsequent registration statements to register the shares of your common stock that Dutchess Opportunity Fund, II, LP may acquire pursuant to the equity line financing transaction. For purposes of Rule 415 of the Securities Act of 1933 and your eligibility to rely upon such rule, please note that we will treat as different transactions any registration statement that registers shares of your common stock for sale by Dutchess Opportunity Fund, II, LP after the later of (i) 60 days after the time that Dutchess Opportunity Fund, II, LP and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Dutchess Opportunity Fund, II, LP and its affiliates. To the extent that a subsequent registration statement is filed prior to

such timing, please note that we may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please confirm your understanding of the above guidance regarding subsequent registration statements related to this equity line financing transaction.

Prospectus Cover Page

2. Please revise to disclose the current number of shares of your common stock that Dutchess Opportunity Fund, II, LP may acquire pursuant to the equity line financing transaction based on the current market price of your shares of common stock and ignoring any caps on the number of shares that Dutchess Opportunity Fund, II, LP can own at any time. In this regard, we note that you have disclosed a share amount of 1,127,392,046 shares of your common stock. We also note, however, that the equity line financing commitment is for $10 million and that you had a closing price of $0.0003 per share of your common stock as of November 29, 2013. Based on the equity line financing commitment and the current market price of your shares of common stock as of November 29, 2013, it appears that Dutchess Opportunity Fund, II, LP could acquire in excess of 33 billion shares of your common stock. Please advise. Additionally, in connection with your response, please provide us with your computations with respect to how this share amount has been calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Lorin A. Rosen, Esq.
        LAR Law Group